UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2006

Commission File Number: 333-120787.

THE JEAN COUTU GROUP (PJC) INC.

(Exact Name of Registrant as Specified in Charter)

 530 Bériault Street, Longueuil, Quebec, Canada J4G 1S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”) consists of the Company’s unaudited interim financial statements including the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Company’s fiscal quarter ended February 25, 2006 attached as Exhibit 99.1, the Company’s press release announcing the Q3 2006 Financial results issued on April 11, 2006 attached as Exhibit 99.2, the Certification of the Chief Executive Officer attached as Exhibit 99.3 and the Certification of the Principal Financial Officer attached as Exhibit 99.4 and finally, the Company’s press release announcing the March Same Store Sales, issued April 11, 2006, incorporated by reference herein.

Exhibit No.	Description
99.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended February 25, 2006 and unaudited Interim Financial Statements for the Fiscal Quarter ended February 25, 2006.

99.2	Press Release of April 11, 2006 – Q3 2006 Financial Results.
99.3	Certification of the Chief Executive Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual and Interim Filings
99.4	Certification of the Principal Financial Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual and Interim Filings
99.5	Press Release of April 11, 2006 - March Same Store Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006	The Jean Coutu Group (PJC) Inc.
	By:	(s) Kim Lachapelle
Kim Lachapelle Corporate Secretary